Exhibit 11.1

Computation of Loss Per Share

(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,
	2005	2004	2003
Net loss	$(23,754)	$(44,624)	$(38,580)

Weighted average common shares outstanding	104,779	94,638	90,406
Basic loss per common share	$(0.23)	$(0.47)	$(0.43)

Diluted loss per common share for the fiscal years ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,
	2005	2004	2003
Net loss	$(23,754)	$(44,624)	$(38,580)

Weighted average common shares outstanding Dilutive securities (1)(2)	104,779	94,638	90,406
Diluted average common shares outstanding	104,779	94,638	90,406

Diluted loss per common share (1)(2)	$(0.23)	$(0.47)	$(0.43)

(1)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2005, 2004 and 2003, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised, 1.6 million, 2.6 million and 1.7 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2005, 2004 and 2003, respectively.
(2)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2005, 2004 and 2003, the assumed conversion of 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notessm due 2007 is not taken into consideration as their effect is anti-dilutive. Had the 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notessm due 2007 been converted, 14.2 million, 17.2 million and 22.9 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2005, 2004 and 2003, respectively.